

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2012

Via E-mail
Elizabeth A. Smith
Chief Executive Officer
Bloomin' Brands, Inc.
2202 North West Shore Boulevard
Suite 500
Tampa, FL 33607

> **Re: Bloomin' Brands, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 6, 2012**
> **File No. 333-180615**

Dear Ms. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have relied throughout your filing on various data. Please furnish support for each of the key claims made, beliefs stated, or figures cited. We note, for example, statements such as "over the last two years, Outback Steakhouse, Carrabba's and Bonefish Grill have significantly outperformed the Knapp-Track Casual Dining Index on traffic growth by 8.5%, 11.2% and 20.2%," "Outback Steakhouse holds the #1 U.S. market position," "Carrabba's and Bonefish Grill hold the #2 U.S. market position," and "Outback Steakhouse also held the #1 position in Brazil in the full-service restaurant sector and in South Korea among western full-service restaurant concepts," among other statements. Please revise to provide context for such statements by disclosing the number and types of restaurants that are measured in the Knapp-Track Casual Dining Index and other applicable surveys. Please also provide us with a copy of this data as it relates to the statements you make in the prospectus.

2. Please revise to remove the "Table of Contents" and "Index to Financial Statements" heading from each page except the applicable pages.

3. We note that the chronological order of financial information is not consistent throughout the filing. On page 55 you begin with fiscal year 2009 and on page F-3 you begin with fiscal year 2011. Please revise to ensure financial information reads consistently from left to right in the same chronological order throughout the filing. Please refer to ASC topic 205-10-S99-9 for further guidance.

Inside Cover Page Graphics

4. Please revise to remove the word "[g]rowth" from the first page of graphics, the words "innovation," "growth" and "fresh" from the second page of graphics and the words "quality," "passion" and "pride" from the third page of graphics. In addition, please revise to remove the statement that "[e]very meal we serve tells the story of our SUCCESS" from the third page of graphics. Your graphics should be limited to your products or the services you provide and text accompanying your graphics should only be used to the extent necessary to explain briefly the visuals in the presentation.

Outside Cover Page Graphics

5. Please revise to remove the text from the first two pages of graphics.

Market and Other Industry Data, page ii

6. Please confirm that all market data and reports cited in the prospectus are publicly available or available through subscriptions and were not prepared in contemplation of your securities offering. Otherwise, please file a consent from the preparer pursuant to Rule 436 or advise as to why a consent is not required.

7. Please revise this section to remove the implication that information contained in the prospectus may not be accurate by providing that you act and believe that the information is true and accurate. You may not disclaim responsibility for the accuracy of the information contained in your document.

Prospectus Summary, page 1

8. We note that your summary, in large part, repeats identical information contained in your Business section. Please revise the summary to identify those aspects of the offering that are the most material to you. Refer to Item 503 of Regulation S-K.

9. Please revise the summary section and throughout to eliminate non-substantiable statements such as the statements on page 1 that your concepts provide a "compelling" customer experience combining "great food, highly attentive service" and "lively and contemporary ambience at attractive prices" and Outback Steakhouse features "high

quality" and "attentive service" at a "compelling value." We note other statements such as your management possessing "strong" brand management and "innovation expertise" on page 4 and your "successful" remodel program on page 5. In addition, please revise to clarify what you mean and provide the basis for your statements that Carrabba's features "high quality handcrafted dishes" and "warm Italian hospitality," Bonefish Grill features "high-end yet approachable service" and an "energetic setting for drinks, dining and socializing with a popular bar menu" and Fleming's offers a "stylish, lively and memorable dining experience" and "quality" wines. In addition, please revise to clarify what you mean by a "polished" casual seafood restaurant" on page 2. Please revise the Business section accordingly.

Our Company, page 1

10. We note your disclosure on page 1 that Outback Steakhouse holds the #1 U.S. market position and Carrabba's and Bonefish Grill holds the #2 U.S. market position, in their respective full-service restaurant categories, "[i]n 2010, Outback Steakhouse also held the #1 position in Brazil in the full-service restaurant sector and in South Korea among western full-service restaurant concepts" and other similar statements regarding market position throughout your document. Please revise to add balancing disclosure regarding the highly-fragmented nature of the restaurant industry and the small amount of market share held by even the largest companies. In addition, please revise to identify the "respective full-service restaurant categories" that Carrabba's and Bonefish Grill operate in. Please revise the Business section accordingly.

11. Please revise to clarify what you mean by the "best practices of the consumer products industry."

12. Please revise to clarify that you own a 50% interest in a joint venture that owns and operates Roy's restaurants. Please revise page 87 as applicable.

13. We note your disclosure in the second paragraph in this section regarding your comparable restaurant sales. Please revise to include Roy's comparable restaurant sales regarding Roy's and revise the Business section accordingly.

14. We note your reference to the Knapp-Track Casual Dining Index in the third paragraph in this section. Please revise to provide the corresponding information for Flemings's and Roy's and revise the Business section accordingly or advise.

15. Please revise the third-to-last sentence in the first paragraph and the second sentence in the third paragraph in this section to state as beliefs and revise the business section accordingly.

Recent Evolution of our Business, page 2

16. Please balance your disclosure on page 3 regarding the significant cost savings by disclosing that your cost of sales has increased due to rising commodity prices.

17. Please revise to remove the word "extensive" from this section as this term is subjective and does not further investors' understanding of the nature and type of consumer research you conducted. In addition, please revise the Business section accordingly.

Competitive Strengths, page 4

18. We note that your summary contains a lengthy description of your competitive strengths and your growth strategy. Please balance the disclosure in your summary by providing a brief discussion of your current debt level, including the type and amount of your assets that have been pledged as collateral under your senior secured credit facilities and the 2012 CMBS loan, and the challenges of implementing your strategy.

19. Please explain what is a "compelling 360-degree customer experience." Alternatively, please remove such disclosure.

20. Please provide the basis for your statement on page 3 that customer experience and value perception differentiate your restaurants from other restaurants. Alternatively, please remove such disclosure.

21. Please revise to clarify what you mean by your disclosure on page 4 that "[you] have enhanced the value that [you] offer [your] customers through menu and promotional innovation, rather than aggressive discounting."

22. Please provide the basis for your statement that you "offer price points that deliver superior value to customers while maintaining attractive margins" and clarify what you mean by "attractive margins" by providing quantitative information. In addition, please disclose that you have offset the impact of rising commodity prices by increasing menu prices.

23. Please provide the basis for your statement on page 4 that the fact that a "majority of [your] international restaurants are company-owned or operated through joint venture" differentiates you from "[your] casual dining peers." Alternatively, please delete such statements.

24. Please revise to clarify what you mean by the term "best-in-class" in the last paragraph on page 4.

25. Please revise to clarify what you mean by "high quality" and define "affordable" in the second bullet point on page 5 by including in brackets the range of prices. In addition,

please revise to clarify what you mean by "meaningful" in the third bullet point on page 5 by providing quantitative information. Please revise throughout as appropriate.

26. Please balance the fourth bullet point on page 5 and the last sentence of the first paragraph on page 6 to clarify that there is no guarantee that your "R&D team will continue to introduce innovative items that match evolving consumer preferences" or that your productivity measures will "yield productivity and costs savings of approximately $50 million in 2012 and additional savings in future years." Similarly, please revise the third complete bullet point on page 92.

Our History, page 6

27. When you refer to your "initial public offering" in the second sentence of the first paragraph on page 6, please clarify which entity you are referring to. Please also revise page 87 accordingly.

Our Sponsors, page 7

28. Please revise the Our Sponsors section to remove the second sentence from your Bain Capital Partners, LLC section and the second sentence and the words "positioned for attractive growth" from the Catterton Management Company, LLC section on page 7, as you are offering shares of Bloomin' Brands, Inc. not interests in Bain Capital Partners or Catterton Management Company.

29. Please balance the disclosure by disclosing that certain of your directors are also officers or control persons of your sponsors and briefly discuss the conflicts of interests that your sponsors, who also serve as your directors and members of your management company, may have with your business. In addition, please briefly discuss the conflicts of interest that your founders, two of whom serve as directors, may have with your business.

Summary Consolidated Financial and Other Data, page 9

30. We note your disclosure on page 12 in footnote (8) in which you state that as a result of your current liability for unearned revenue from the sale of gift cards, you have a working capital deficit. However, when you receive cash in advance from the sale of gift cards you have an increase in cash with an equal increase in unearned revenue liability, which in and of itself would not create a working capital deficit as both current assets and liabilities are increased. Please revise this disclosure as appropriate.

Risk Factors, page 13

31. Please add a risk factor about the risk that a significant amount of the proceeds will not be available to help you grow as a business as a significant amount of the proceeds will be used to pay your existing debt.

We may be required to use cash to pay one of our franchisees, page 15

32. Please revise to also disclose that your development plans may be impacted by your grant to one of the T-Bird entities the exclusive right through 2031 to develop and operate Outback Steakhouse restaurants as a franchisee in California.

33. Please revise to provide additional details regarding the equity interests in the T-Bird entities that own Outback Steakhouse restaurants which you may be required to purchase for cash.

Increased commodity, energy and other costs could decrease our profit margins, page 18

34. Please revise to describe the rising cost of commodities in 2011 and the increase in your menu prices in 2011.

Consumer reaction to public health issues, such as an outbreak of flu viruses, page 20

35. We note that recently the USDA confirmed one case of mad cow disease found in a dairy cow in California and some media circuits report that certain foreign jurisdictions have banned U.S. beef until further notice. Please revise to update this risk factor as appropriate.

We outsource certain accounting processes to a third-party vendor, which subjects us to, page 21

36. Please revise to remove the word "unforeseen" from the heading for this risk factor.

Our debt agreements contain restrictions that limit our flexibility, page 25

37. Please revise to clarify the significant portion of your assets that you have pledged as collateral under the senior secured credit facilities and the 2012 CMBS Loan.

Cautionary Note Regarding Forward-Looking Statements, page 31

38. We note your disclosure on page 32 that "those factors should not be construed as exhaustive and should be read with other cautionary statements in [the] prospectus." Please revise to provide cross-references to the other sections or clarify that your Risk Factors section includes all known and material risks.

Termination of Management Agreement, page 40

39. Please tell us whether you will pay a termination fee in connection with this offering to the management company. Also file the management agreement with the registration statement or advise.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50</u>

<u>Factors Impacting Financial Results, page 54</u>

40. We note your statement that you expect to maintain a full valuation allowance on your net deferred income tax assets until you sustain an appropriate level of profitability that generates taxable income that would enable you to conclude that it is more likely than not that a portion of your deferred income tax assets will be realized, However, per the table on page F-42 you have a valuation allowance of only approximately $36 million and net deferred income tax assets of approximate $277 million. Please advise.

<u>Ownership Structures, page 53</u>

41. We note the disclosure in the second paragraph that your company-owned or controlled restaurants include restaurants structured as limited partnerships where you are a general partner. We further note that your legal ownership interests in these partnerships and joint ventures generally range from 50% to 90%. Please clarify your ownership structure with respect to the limited partnerships and disclose whether the manager partners and chef partners are limited partners.

42. Please revise to include a risk factor to disclose that your cash flow may be affected by the partnership distributions to your partners or explain to us why this is immaterial.

<u>Dividends, page 75</u>

43. Please revise to briefly disclose the limited circumstances under which OSI will pay dividends to you.

<u>Business, page 86</u>

<u>Our Company, page 86</u>

44. Please revise to remove the word "uniquely" seasoned beef on page 86 and the word "uniquely" prepared Italian dishes or please provide the basis for your belief that your seasoning and food preparation are unique.

<u>History and Evolution of Our Business, page 87</u>

45. We note your disclosure on page 88 that the percentage of customers that rated their overall customer satisfaction at Outback Steakhouse as excellent or very good increased from April 2009 to December 2011. Please revise to disclose the percentage of customers surveyed in April 2009 and December 2011. Please also disclose whether you have conducted similar surveys in your other restaurants, and, to the extent you have, whether the results at Outback Steakhouse are representative of the results of the surveys conducted at your other restaurants. In addition, please revise to provide a cross-

reference to page 105, where you provide a description of the Service Management Group and the customer surveys. Alternatively, please remove the disclosure.

46. Please revise the first sentence in the second-to-the-last bullet point on page 88 to state as a belief and remove the word "extensive" in the first and last bullet points on page 88, page 97 and page 100. In addition, please revise to clarify that it is your belief that you have improved the performance metrics provided to your managing and area operating partners in the last bullet point on page 88.

Competitive Strengths, page 89

47. Please revise to remove the word "experienced" in the first bullet point on page 90 or substantiate to us that your managing partners are all experienced. Please also revise the second bullet point on page 90 to state as a belief.

Business Model Focused on Continuous Innovation and Productivity, page 90

48. We note the disclosure that you reinvest a portion of productivity savings in innovation. Please revise to provide quantitative information regarding the portion of such savings that you invest in innovation or advise.

49. Please revise to clarify what you mean by "strong value proposition" in the second bullet point on page 91.

Experienced Executive and Field Management Teams, page 91

50. Please revise to disclose that it is your belief that Ms. Smith has a "strong track record of growth and operating discipline" and revise to clarify what you mean by "operating discipline."

51. With a view towards revised disclosure, please advise as to how "innovation expertise" has been driven by your team's focus on analytics and customer testing. In addition, please revise to remove the word "strong" as this term is subjective.

52. Please revise the fourth sentence in the second paragraph of this section on page 91 to state as a belief. Similarly revise the second sentence in the first complete bullet point on page 92.

53. We note your disclosure on page 91 that you believe that your compensation structure differentiates you from your peers. Please provide the basis for this belief.

Pursue New Domestic and International Development, page 92

54. We note your disclosure on page 92 that you are targeting a minimum of a 15% average pre-tax return on the initial investment in your new domestic restaurants. Please revise to

clarify that there is no guarantee that you will achieve your goal of a minimum 15% average pre-tax return.

55. Please revise to disclose when you expect to double the number of Bonefish Grill restaurants from the existing base of 158 units or advise.

Industry Overview, page 94

56. Please clarify, if true, that the data provided in the first three paragraphs has been obtained from the National Restaurant Association.

Our Concepts, page 94

57. Please revise to clarify what you mean by "contemporary cooking techniques" and "Hawaiian hospitality" on page 96.

58. Please revise to clarify what you mean by "spacious" dining rooms and an "expansive" lounge area on page 96.

Remodel/Renovation Plan, page 98

59. Please revise to state that it is your belief your traffic growth increased because of the renovations on page 98.

Restaurant Development, page 99

60. Please revise to clarify what you mean by "[i]n the near term" in the second sentence in the first complete paragraph on page 100.

Research & Development/Innovation, page 100

61. If material, please revise to disclose the amount spent on research and development pursuant to Item 101(c)(1)(xi) of Regulation S-K.

62. Please revise the second and third sentences in this section to state as beliefs.

Strategy and Market Intelligence, page 101

63. Please revise to provide quantitative information regarding the "consistent improvements in [your] rate of return."

Advertising and Marketing, page 102

64. Please revise to clarify what you mean by "grassroots marketing" on page 102. In addition, please revise to clarify what you mean by "sufficient" penetration and a "meaningful" broadcast schedule.

Restaurant Operations, page 103

65. Please revise the first sentence in this section to state as a belief.

Area Operating, Managing and Chef Partner Programs, page 103

66. Please revise to clarify what you mean by "distributable cash flow" and "positive distributable cash flow" in accordance with the terms of a partner's employment agreement on page 103.

Service, page 105

67. Please revise to provide context regarding the Service Management Group surveys by disclosing the number of participants and the percentage of your customers that receive an invitation to participate in the web-based survey and the percentage of customers that participate in the survey.

Sourcing and Supply, page 106

68. Please revise to clarify how you are "building stronger partnerships with [your] key vendors."

69. We note your disclosure regarding your national distribution program with a custom distribution company. Please identify the sole custom distribution company and revise your risk factor section to address the risk of relying on a single distribution company or tell us why such disclosure is not necessary.

Company-owned Restaurants, page 106

70. We note disclosure stating that in the future you do not plan to utilize limited partnerships for domestic company-owned restaurants. Please tell us why you have decided to change the organizational structure for your domestic company-owned restaurants and whether the change in structure will affect your cash flow.

Unaffiliated Franchise Program, page 107

71. We note your disclosure on page 107 that your regional vice presidents "regularly" inspect franchised restaurants." Please revise to disclose how frequently your vice presidents inspect your franchisees.

Employees, page 110

72. We note your disclosure on page 19 regarding the consent decree you entered into in December 2009 in settlement of litigation brought by the U.S. Equal Employment Opportunity Commission. Please revise to describe the terms of the settlement here or in your Legal Proceedings section.

73. Please revise to disclose as to whether any of the employees of your franchisees are covered by a collective bargaining agreement.

Management, page 114

74. We note your disclosure on page 114 that Dirk Montgomery will serve as your chief financial officer until you hire a new chief financial officer. Please revise to disclose when you intend to hire a new chief financial officer.

Compensation Discussion and Analysis, page 119

75. We note the disclosure on page 119 that you had 15 system-wide restaurant openings across most brands in 2011. Please revise to clarify whether the recently opened restaurants are company-owned, franchises and/or joint ventures.

76. Please revise to clarify what you mean by your disclosure that 2.1% of comparable sales represents "payment at target" on page 122. It appears that you may have intended to state that it represents payment at 50% of target.

Compensation Changes for 2012, page 125

77. We note your disclosure on page 124 that you granted Mr. Kadow and Ms. Bliney options based on the recommendation of your compensation consultant on December 9, 2011. We also note your disclosure on page 125 that your compensation consultant utilized comparative market data. To the extent that you used benchmarking in your decision to grant the options to Mr. Kadow and Ms. Bliney, please revise to identify the companies to which you benchmarked and the degree to which you considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Executive Compensation, page 127

Summary Compensation Table, page 127

78. We note your cross-reference to Grants of Plan-Based Awards for Fiscal 2009 in footnote 5 of your summary compensation table. However, we are unable to find such a section in your registration statement. Please advise.

Related Party Transactions, page 144

79. Please revise to file your lease agreement with MVP LRS, LCC as an exhibit to your filing or tell us why this is not necessary.

80. Refer to page F-48 to F-51. Please revise to disclose the transaction with Paradise Restaurant Group, LLC and your transactions with the owners of your primary domestic beef cutting operations, which hold a greater than 50% combined ownership interest in your franchisee of six Outback Steakhouse restaurants in Southeast Asia or tell us why this is not necessary.

Restrictive Covenants and Other Matters, page 148

81. Please revise to disclose the financial covenants and define the total leverage ratio test.

Principal Stockholders, page 155

82. Please revise footnote 2 to identify the individual or individuals who have voting or investment power with respect to the shares held by Catteron Partners VI-Kangaroo L.P.

Notes to Consolidated Financial Statements, page F-8

Note 16. Commitments and Contingencies, page F-46

Insurance, page F-48

83. We note your disclosure that reserves recorded for worker's compensation and general liability claims are discounted using the average of the 1-year and 5-year risk free rate of monetary assets that have comparable maturities. Please confirm to us that the amount and timing of cash payments related to these liabilities are fixed or reliably determinable. Please revise to disclose the amounts accrued for these liabilities.

Please note that if a liability is recognized on a discounted basis, the notes should also include the following disclosures:

- Expected aggregate undiscounted amount;
- Expected payments for each of the five succeeding year, and the aggregate amount thereafter;
- A reconciliation of the expected aggregate undiscounted amount to amounts recognized in the statement of financial position; and
- An explanation of material changes in the expected aggregate amount since the prior balance sheet date, other than those resulting from pay-down of the obligation.

Please refer to the guidance in ASC Topic 450-20-S99-1 and revise accordingly.

Other

84. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

85. Provide a currently dated consent from the independent public accountant in the amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        /s/ Loan Lauren P. Nguyen

                                        Loan Lauren P. Nguyen
                                        Special Counsel

cc: Via E-mail
         John M. Gherlein
         Baker & Hostetler